Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense and amortization of deferred financing costs.  We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(in thousands)
Income from continuing operations before income taxes	$13,807		$39,674		$58,252		$67,591		$77,619
Interest expense	44,008		34,771		47,611		44,092		39,746
Income before fixed charges	$57,815		$74,445		$105,863		$111,683		$117,365

Interest expense	$44,008		$34,771		$47,611		$44,092		$39,746
Total fixed charges	$44,008		$34,771		$47,611		$44,092		$39,746
Earnings / fixed charge coverage ratio	1.3	x	2.1	x	2.2	x	2.5	x	3.0	x